SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 26, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated March 25, 2004 Announcing that the American Society of Clinical Oncology has accepted the Company’s BLP25 Liposomal Vaccine Phase IIB Non-Small Cell Lung Cancer Trial Results for Poster Presentation at its Annual Meeting in New Orleans on June 5-8, 2004.	3

Signatures	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

AMERICAN SOCIETY OF CLINICAL ONCOLOGY (ASCO) ACCEPTS BIOMIRA’S BLP25 LIPOSOMAL
VACCINE PHASE IIB NON-SMALL CELL LUNG CANCER TRIAL RESULTS FOR POSTER
PRESENTATION AT 2004 MEETING

ASCO Also Accepts Two Additional Abstracts for Poster Presentation

EDMONTON, ALBERTA, CANADA — March 25, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that data from the Company’s Phase IIb BLP25 Liposomal vaccine (L-BLP25) trial in non-small cell lung cancer has been accepted as the subject of a poster presentation at the 2004 Annual Meeting of ASCO. The meeting will take place in New Orleans, Louisiana, June 5-8. The lead investigator for the Phase IIb trial and scheduled ASCO presenter is Dr. Charles Butts, Medical Oncologist, the Cross Cancer Institute, Edmonton, Alberta.

The trial is being conducted at 17 sites across Canada and the United Kingdom. This controlled, randomized trial involves 171 men and women whose disease was stable or who had responded to treatment following completion of their first line standard chemotherapy. The study is designed to document the safety profile of the vaccine and to evaluate efficacy by comparing survival in the two arms. Patients were randomized to either L-BLP25 plus best standard of care or to best standard of care alone. Best standard of care included palliative radiotherapy and/or second line chemotherapy according to standard clinical practice. Biomira and its collaborator Merck KGaA of Darmstadt, Germany are currently preparing for the clinical analysis of the results from this trial, with an announcement of the results expected in the next few weeks.

“ASCO receives thousands of abstracts each year for review by the Scientific Program Committee, and we are very pleased that Dr. Butts’ abstract was accepted,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “This presentation at ASCO will be our first opportunity to discuss our clinical results at a scientific forum, and we look forward to it.”

L-BLP25 Phase II Prostate Poster Presentation

Biomira has also been notified that clinical data will be presented at the Annual Meeting of ASCO on the L-BLP25 Phase II study in prostate cancer. This is also scheduled to be a poster presentation.

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In June 2003 Biomira announced results from its Phase II study of L-BLP25 in a small group of patients with rising prostate specific antigen (PSA) post radical prostatectomy. The trial was conducted to determine whether the vaccine could reduce or stabilize PSA levels. L-BLP25 showed a good safety profile and the dose and schedule were also well accepted by the patients. Preliminary results in this small patient population did not conclusively show a reduction or stabilization of serum PSA levels. However, there appears to be a prolongation of PSA doubling time (PSADT) in approximately 40 per cent of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination. The lead investigator on this trial is Dr. Scott North, Medical Oncologist, the Cross Cancer Institute, Edmonton, Alberta.

Theratope® Vaccine Phase III Data Poster Presentation

The third abstract accepted for poster presentation at ASCO involves the Theratope Phase III study. The poster will focus on immune response of the women involved in this randomized, controlled, double blind, multi-centre study.

The Companies reported in June 2003 that the Phase III results showed that Theratope did not show a statistical difference in the two pre-determined endpoints of time to disease progression and overall survival. However, one large pre-stratified subset of more than 300 women, those on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival, although not statistically significant. The Companies are conducting further analysis of this subset of patients to potentially determine a mechanism of action that could help explain the perceived benefit to this group of women.

ASCO

The ASCO Annual Meeting is the premier educational and scientific event for oncology professionals. The 2004 meeting is expected to attract more than 26,000 attendees from all over the world.

The Companies

Our key collaboration in developing therapeutic cancer vaccines is with Merck KGaA. With more than 34,200 employees in 53 countries, the Merck Group generated sales of EUR 7.2 billion in 2003. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

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Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780-490-2818	780-490-2812
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: March 26, 2004	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer